Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

(a joint stock company incorporated in the People’s Republic of China with limited liability)

(Stock code: 1055)

FURTHER ANNOUNCEMENT IN RELATION TO CONNECTED TRANSACTIONS

In respect of proposed share issuance

I.	INTRODUCTION

Reference is made to the announcement of China Southern Airlines Company Limited (the "Company") dated 26 June 2017 (the "Announcement") in relation to, among others, the Proposed Share Issuance. Unless otherwise stated, capitalized terms used herein shall have the same meanings as defined in the Announcement.

On 19 September 2017 (after trading hours), the Board considered and approved that (i) the Company to enter into the Supplemental Agreement I to the A Share Subscription Agreement (the "A Share Subscription Supplemental Agreement") with CSAHC, pursuant to which MTU Shares as partial consideration payable by CSAHC for its subscription of new A Shares under the A Share Subscription Agreement has been adjusted to RMB1,741.08 million according to the final assessment results as filed and approved by the State-owned Assets Supervision and Administration Commission of the State Council ("SASAC") stated in the final valuation report (the "MTU Filed Valuation") prepared by the Independent Valuer in terms of the MTU Shares as at the Valuation Reference Date; and (ii) the subscription price and the number of H Shares to be issued pursuant to the H Share Subscription Agreement shall be adjusted to HK$6.156 and not more than 600,925,925 new H Shares (including 600,925,925 H Shares), respectively due to the implementation of the 2016 profit distribution plan of the Company. Accordingly, the relevant parts in the proposal for A Share Issuance and H Share Issuance will be revised accordingly.

II.	a share SUBSCRIPTION supplemental agreement

On 26 June 2017, the Board approved to the proposal to issue not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares) to not more than 10 specific investors (including CSAHC) at the A Share Subscription Price, and as part of the A Share Issuance, to enter into the A Share Subscription Agreement with CSAHC, pursuant to which CSAHC will subscribe for no less than 31% of the new A Shares, the consideration of which shall be satisfied by transfer of the MTU Shares to the Company and cash.

Pursuant to the A Share Subscription Agreement, MTU Shares is partial consideration payable by CSAHC under the A Share Subscription Agreement, being RMB1,674.485 million for CSAHC’s subscription of new A Shares under the A Share Subscription Agreement. The MTU Shares were priced by the Company and CSAHC after arm’s length negotiations by taking into account, among others, the appraisal value of the MTU Shares, being RMB1,772.335 million and the adjustment made due to the dividend distribution of MTU for 2016, according to MTU Preliminary Valuation.

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As disclosed in the Announcement, the final consideration of the MTU Shares shall be determined on the basis of the assessment results issued by the valuation authority with securities qualification and approved by SASAC. The final assessment results as filed and approved by SASAC stated in the MTU Filed Valuation amounted to RMB1,838.93 million.

On 19 September 2017, the Company and CSAHC entered into the A Share Subscription Supplemental Agreement, pursuant to which MTU Shares as partial consideration payable by CSAHC for its subscription of new A Shares under the A Share Subscription Agreement has been adjusted to RMB1,741.08 million, according to the final assessment results of RMB1,838.93 million as stated in the MTU Filed Valuation after the adjustment made due to the dividend distribution of MTU for 2016. Save as amended by the A Share Subscription Supplemental Agreement, all other terms and conditions of the A Share Subscription Agreement as described in the Announcement remain unchanged.

III.	ADJUSTMENT TO THE SUBSCRIPTION PRICE AND THE NUMBER OF H SHARES TO BE ISSUED

As disclosed in the Announcement, on 26 June 2017, Nan Lung entered into the H Share Subscription Agreement with the Company, pursuant to which, Nan Lung will, at the subscription price of HK$6.27 per H Share, subscribe in cash for no more than 590,000,000 new H Shares (including 590,000,000 H Shares), raising gross proceeds of no more than HK$3,699.30 million (including HK$3,699.30 million). The subscription price and the number of the new H Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend according to the H Share Subscription Agreement.

The Company has completed the implementation of the 2016 profit distribution plan on 26 July 2017, in which a final dividend of RMB1 per 10 Shares (equivalent to HK$1.144 per 10 Shares) has been distributed to the Shareholders. As such, on 19 September 2017, the Board considered and approved that the subscription price of H Shares to be issued under H Share Issuance shall be adjusted from HK$6.27 per H Share to HK$6.156 per H Share, and the number of H Shares to be issued under the H Share Issuance shall be adjusted from not more than 590,000,000 new H Shares (including 590,000,000 H Shares) to not more than 600,925,925 new H Shares (including 600,925,925 H Shares).

WARNING: As the Proposed Share Issuance and the Subscription Agreements are conditional upon the fulfilment of certain conditions as mentioned below, the Proposed Share Issuance and the Share Subscription Agreements may or may not proceed. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the securities of the Company.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

19 September 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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